UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

BBX Capital Corporation

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

05540P 100

(CUSIP Number)

BFC Financial Corporation

401 East Las Olas Boulevard, Suite 800

Fort Lauderdale, Florida 33301

Attn: Alan B. Levan, Chairman of the Board, President and Chief Executive Officer

(954) 940-4900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 22, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05540P 100

1.	Names of Reporting Persons BFC Financial Corporation (I.R.S. No. 59-2022148)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 13,099,577(1)
	8.	Shared Voting Power 42
	9.	Sole Dispositive Power 13,099,577(1)
	10.	Shared Dispositive Power 42
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,099,620(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 81.0%
14.	Type of Reporting Person (See Instructions) HC

(1)	Includes 195,045 shares of BBX Capital’s Class B Common Stock owned by BFC. These shares are convertible at any time in BFC’s discretion on a share-for-share basis into BBX Capital’s Class A Common Stock. Collectively, the shares of BBX Capital’s Class A Common Stock and Class B Common Stock owned by BFC represent an approximately 81% equity interest and 90% voting interest in BBX Capital.

Amendment No. 14 to Schedule 13D

This Amendment No. 14 to Schedule 13D (this “Amendment”) amends, solely to the extent expressly set forth herein, the Schedule 13D of BFC Financial Corporation (“BFC”) filed on August 28, 2008, as previously amended, relating to the Class A Common Stock, par value $0.01 per share, of BBX Capital Corporation, a Florida corporation (“BBX Capital”).

BBX Capital’s principal executive offices are located at 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida 33301.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On July 22, 2015, BFC entered into a Loan and Security Agreement and related agreements, including a Pledge Agreement (collectively, the “Loan Documents”), with Stifel Bank & Trust (the “Lender”), which allows for borrowings by BFC of up to $10,000,000 on a revolving basis (the “Facility”). Borrowings under the Facility will be secured by shares of Class A Common Stock of BBX Capital in an amount such that the principal balance outstanding under the Facility will not at any time exceed 33.33% of the fair market value of the shares of BBX Capital’s Class A Common Stock pledged by BFC based on the closing price of BBX Capital’s Class A Common Stock on the New York Stock Exchange, or $30,000,000 of shares of BBX Capital’s Class A Common Stock if BFC borrows the full $10,000,000 amount under the Loan Documents. The Facility matures, and all principal and interest outstanding under the Facility will be payable, on July 22, 2017, subject to acceleration upon the occurrence of certain specified events of default that BFC believes are customary for facilities of this type. Additional information regarding the Facility is contained in BFC’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 27, 2015.

As of the date of this Amendment, BFC has not drawn any amounts available under the Facility, but has pledged 2,000,000 shares of BBX Capital’s Class A Common Stock under the Pledge Agreement in anticipation of expected future drawdowns.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 17, 2015
Date

BFC Financial Corporation

/s/ Raymond S. Lopez
Signature

Raymond S. Lopez/Chief Financial Officer and Chief Accounting Officer

Name/Title